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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

inTEST Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

461147 10 0
(CUSIP Number)

March 9, 2000
(Date of Event Which Requires Filings This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[   ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).

CUSIP No. 461147 10 0

1.	NAME OF REPORT PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON Daniel J. Graham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	[ ] [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 311,260
	6.	Share Voting Power 0
	7.	Sole Dispositive Power 311,260
	8.	Shared Dispositive Power 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,260 (3.60%)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.60%
12.	TYPE OF REPORTING PERSON* IN

Schedule 13G/A
Amendment No. 3

This Amendment No. 3 amends the Schedule 13G dated February 10, 1998, as previously amended by Amendment Nos. 1 and 2 (the "Original Schedule 13G") of Daniel J. Graham filed with respect to the Common Stock, par value $0.01, of inTEST Corporation, a Delaware corporation, and is filed in accordance with 17 C.F.R. Sec. 240.13d-2(b) to report the fact that as of March 9, 2000, the reporting person ceased to be the beneficial owner of more than five percent of the class of securities

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      [X]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:   /s/Daniel J. Graham
         Daniel J. Graham

Date:   As of March 9, 2000